UNITED STATES
                   SECURITIES AND EXCHANGE COMMISISSION
                          Washington, D.C. 20549

                                FORM 10-KSB

{X}ANNUAL REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2004

{ }TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the transition period from   to _

                       Commission file number 0-1937

                          OAKRIDGE HOLDINGS, INC.
        (Name of small business issuer as specified in its charter)

                                 Minnesota
      (State or other jurisdiction of incorporation or organization)

                                41-0843268
                   (I.R.S. Employer Identification No.)

          4810 120th Street West, Apple Valley, Minnesota  55124
            (Address of principal executive offices)(Zip code)

                              (952) 994-7651
             (Issuer's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Exchange Act:  None

   Securities registered pursuant to Section 12 (g) of the Exchange Act:

                  Common Stock, Par Value $.10 per share
                             (Title of Class)

     Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act during the past 12 months (of for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes {X} No { }

     Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to the Form 10-KSB. {X}

     The issuer's revenues for its fiscal year ended June 30, 2004 were $14,539,236.

     The aggregate market value of the voting stock held by non-affiliates on September 23, 2004, was approximately $1,660,543, based on the average of the bid and asked price of such stock.

     The number of shares outstanding of Registrant's only class of common equity on September 23, 2004, was 1,431,503.

     Documents incorporated by reference:  None.

     Transitional Small Business Disclosure Format. Yes{ } No{x}

                             TABLE OF CONTENTS

                                  Part I

Item 1.   Business
Item 2.   Properties
Item 3.   Legal Proceedings
Item 4.   Submission of Matters to a Vote of Security Holders

                                  Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities
Item 6. Management Discussion and Analysis of Financial Condition and Results of Operations
Item 7.   Financial Statements and Supplementary Data
Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 8A.  Controls and Procedures
Item 8B.  Other Information

                                 Part III

Item 10.  Directors and Executive Officers of the Registrant
Item 11.  Executive Compensation
Item 12.  Security Ownership of Certain Beneficial Owners and Management
Item 13.  Certain Relationships and Related Transactions
Item 14.  Principal Accountant Fees and Services






















                           CAUTIONARY STATEMENT
        UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

      This Form 10-KSB contains certain forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts, but rather give our current expectations or forecasts of future events. Forward-looking statements may be identified by their use of words such as "plans," "expects," "may," "will," "anticipates," "believes" and other words of similar meaning. Forward-looking statements may address, among other things, the Company's strategy for growth, product development, regulatory changes, the outcome of contingencies (such as legal proceedings) market position, expenditures and financial results. Forward-looking statements are based on current expectations of future events. Forward-looking statements involve risks and uncertainties, and actual results could differ materially from those discussed. Among the factors that could cause actual results to differ materially from those projected in any forward-looking statement are as follows: the effect of business and economic conditions; the impact of competitive products and continued pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products or services provided; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; market acceptance issues, including the failure of products to generate anticipated sales levels; difficulties in manufacturing process and in realizing related cost savings and other benefits; the effects of changes in trade, monetary and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal and administrative proceedings, including environmental proceedings; and the risk factors reported from time to time in the Company's SEC reports. The Company undertakes no obligation to update any forward-looking statement as a result of future events or developments.

                                  PART I
ITEM 1. BUSINESS

GENERAL

Oakridge Holdings, Inc. and its subsidiaries, collectively, are called the "Company" or "Oakridge," unless otherwise indicated by the context. The Company has two business segments - cemeteries and aviation ground support equipment.

The Company began operations on March 6, 1961, with two cemeteries in Cook County, Illinois, selling cemetery property, merchandise and service. Cemetery property includes lots, lawn crypts, and family and community mausoleums. Cemetery merchandise includes vaults, monuments and markers. Cemetery services include burial site openings and closings and inscriptions.

The Cemeteries that we operate are located outside of Chicago, Illinois. According to the United States Bureau of the Census, this area has a large population over age 65, which represents a principal target market for our pre-need sales program as well as at need sales.

Cemetery operations contribute a large percentage of our net income. We believe the sale of cemetery property to a family creates a relationship that builds heritage over time, as family members are buried in a plot or mausoleum and as other family members purchase additional cemetery property in order to be buried in the same cemetery.

On June 29, 1998, the Company acquired substantially all of the assets of Stinar Corporation, a Minnesota corporation. Stinar Corporation has been in business for 58 years and is an established international manufacturer and its products are used by the airline support equipment industry.

Stinar manufactures ground support equipment for the aviation industry which is used for servicing, loading, and maintaining all types of aircraft for both commercial and government aviation companies.

All references to years are to fiscal years ended June 30 unless otherwise stated.

OPERATIONS

CEMETERY OPERATIONS

Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery, Inc., the Company operates two adjacent cemeteries near Hillside, Illinois. The cemetery operations are discussed on a consolidated basis and the Company makes no functional distinction between the two cemeteries, except where noted.

Together the cemeteries comprise 176.7 total acres of real estate, of which
12.8 acres are used for interior roads and other improvements. The remaining 163.9 acres contain 137,000 burial plots of which 32,664 are in inventory, with 975 niches and 3,190 crypts, of which 131 niches and 322 crypts were in inventory. The Company estimates that it has an inventory of cemetery and mausoleum spaces representing between a 20 and 25 year supply, based on the maintenance of current sales and annual usage levels. This inventory is considered adequate for the foreseeable future, and the Company is presently developing a plan of adding more niches and crypts in the future. In addition to providing internment services, burial plots and crypts, the Company sells cremation services and has a chapel.

STINAR OPERATIONS

Stinar provides products and services to aviation industry in three principal areas: (i) sales of new equipment manufactured for maintaining, servicing and loading of airplanes; (ii) sales of parts for equipment sold in the past; and (iii) repair of equipment.

Principal products of Stinar include the following:
Truck-mounted stairways and push stairs for loading aircraft; lavatory trucks and carts, water trucks, bobtails, and catering trucks for servicing aircraft; cabin cleaning trucks, maintenance hi-lifts, and turbo oilers for maintaining aircraft; and other custom built aviation ground support equipment used by airports, airlines and the military. Stinar also provides service and repairs on other vendors equipment and equipment it has sold.

Stinar sells its products to airports, airlines, and government and military customers in the United States. Non-governmental domestic sales comprise approximately 6%, government and military sales approximately 79%, and international sales approximately 15% of Stinar's annual revenues.

INDUSTRY AND COMPETITION

Competition in the industries served by the Company's two business segments is based on price, service, location, reputation, quality and technological innovation. Competition is strong in all markets served.

CEMETERY INDUSTRY AND COMPETITION

Cemetery companies provide products and services to families in two principal areas: (i) disposition of remains, either through burial or cremation; and (ii) memorialization, generally through monuments, markers or inscriptions.

The Cemetery Operations face competition from other cemeteries in Cook and DuPage Counties in Illinois. Decisions made by the ultimate customer are only minimally influenced if at all, by pricing. However, funeral directors' decisions are greatly influenced by pricing, due to the limited resources of some customers, and direct families to lower cost cemeteries. There are virtually no new entrants in the markets served by the Company as the cost of acquiring sufficient undeveloped land and establishing a market presence necessary to commence operations is prohibitive.

There has been increasing competition from providers specializing in specific services, such as cremations, who offer minimal services and low-end pricing. The Company also faces competition from companies that market products and related information over the internet and funeral homes selling markers. The Company has felt relatively limited impact in its market from these types of competitors to date.

As a general matter, the cemetery industry in the United States is characterized by the following fundamental attributes:

HIGHLY FRAGMENTED OWNERSHIP. A significant majority of cemeteries consist of small, family-owned businesses that control one or several cemeteries in a single community. Management estimates that there are approximately 10,000 cemeteries in the United States. Approximately 20% of the 2002 United States industry revenues are represented by four large publicly-traded domestic death care companies.

HERITAGE AND TRADITION. Cemetery businesses have traditionally been transferred to successive generations within a family and in most cases have developed a local heritage and tradition that afford an established cemetery a local franchise and provide the opportunity for repeat business. In addition, an established firm's backlog of pre-need cemetery and mausoleum spaces provides a base of future revenue. In many cases, personnel who have left public companies start these new independent businesses or family owned businesses. Often such businesses are attempting to build market share by competing on price rather than heritage and tradition.

NEED FOR PRODUCTS AND SERVICES; INCREASING NUMBER OF DEATHS. There is an inevitable need for our products and services. Although the number of deaths in the United States will reflect short-term fluctuations, deaths in the United States are expected to increase at a steady pace over the long term as the baby boom generation becomes older. According to the United States Bureau of the Census, the number of deaths in the United States is expected to increase by approximately 1% per year, from 2.4 million in 2000 to 2.6 million in 2010. We believe the aging of the population is important because it expands our target market for pre-need sales, as persons over the age of 50 are the most likely group to make cemetery arrangements.

PRE-NEED MARKETING. In addition to sales at the time of death or on an "at need" basis, death care products and services are being sold prior to the time of death or on a "pre-need" basis. We are actively marketing such products and services, which provide a backlog of future services.

DEMAND FOR CREMATION. In recent years, there has been a steady growth in the number of families in the United States that have chosen cremation as an alternative to traditional methods of burial. According to industry studies, cremations represent approximately 10% of the burial market in 1980, approximately 28% in 2002 and are projected at 40% for 2010. The trend toward cremations has been a significant concern because cremations have typically included few, if any, additional products and services other than cremation itself.

INDUSTRY CONSOLIDATION. The past decade witnessed a trend of family owned businesses consolidating with larger organizations. Primarily public companies sought to benefit from economies of scale, improved managerial control and effective strategic planning and greater financial resources. However, this trend slowed in 1999. At the present time, none of the publicly-traded death care companies appear to be pursuing significant acquisitions.

IMPORTANCE OF TRADITION; BARRIERS TO ENTRY. We believe it is difficult for new competitors to enter existing markets successfully by opening new cemeteries. Entry into the cemetery market can be difficult due to several factors. Because families tend to return to the same cemetery for multiple generations to bury family members, it is difficult for new cemeteries to attract families. Additionally, mature markets, including many of the metropolitan areas where our cemeteries are located, are served by an adequate number of existing cemeteries with sufficient land for additional plots, whereas land for new cemetery development is often scarce and expensive. Regulatory complexities and zoning restrictions also make entry into the cemetery market difficult. Also, development of a new cemetery usually requires a significant capital investment that takes several years to produce a return.

AVIATION GROUND SUPPORT INDUSTRY AND COMPETITION

The aviation ground support equipment industry is extremely fragmented and diverse. Purchasers of equipment manufactured by this industry tend to be longstanding, repeat customers of the same manufacturers, with quality, reliability, pricing, warranties, after market service and delivery being the key factors cited by customers in selecting an aviation ground support equipment supplier. Accordingly, while the market for Stinar equipment is competitive, the Company believes that Stinar's reputation for quality and reliable equipment and the industry's familiarity with Stinar puts it on equal footing with its competitors.

Major domestic competitors of Stinar include Global Ground Support, LLC in catering equipment, Lift-A-Loft Corporation and NMC-Wollard in passenger stairs, Lift-A-Loft Corporation, NMC-Wollard and Phoenix Metal Products in lavatory and water carts, and Tesco Equipment Corporation, Lift-A-Loft corporation and NMC-Wollard in hi-lift equipment. International competitors of Stinar include Mullaghan Engineering in catering equipment, Accessair Systems, Inc. and Vestergaard Company, Inc. in water and lavatory carts.

As a general matter, the aviation ground support industry, both domestically and internationally, is characterized by the following fundamental attributes:

HIGHLY FRAGMENTED OWNERSHIP. A significant majority of aviation ground support equipment manufacturers consist of family-owned businesses. Management estimates that there are approximately 50 companies in the world that manufacture one or two products for the industry. Also, as a support industry, ground support equipment has few market drivers of its own. That is, the major determinants of ground support equipment market activity are to be found in the commercial aviation industry. Under these conditions, many suppliers have in-depth knowledge only of their own market niches and end-users may have difficulty finding a supplier with the right mix of products and services to fit their needs.

SIZE AND GROWTH TRENDS. The aviation ground support industry will be taking on the characteristics of a shrinking and declining industry over the next couple of years. Given the weakness of the three main indicators (aircraft movements, aircraft delivery rates, and airport construction/capacity improvement) of the industry's health, as well as the continuing decline in markets for import and export, the world market for purchases of new aviation ground support equipment is expected to decline.

BARRIERS TO ENTRY. It is relatively difficult for new competitors to enter the field due to (i) high start-up costs, which effectively protect against small competitors entering the field, (ii) substantial expertise required in regards to manufacturing and engineering difficulties which make it difficult to have the knowledge to compete, and (iii) market saturation which reduces the possibility of competitors gaining a meaningful foothold and network of manufacturing representatives. Moreover, airline companies are becoming increasingly selective about which companies they will allow to provide ground support equipment. Most airlines only purchase from vendors who have a history in the industry.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The following table summarizes the assets, revenues and operating profit or loss attributable to the Company's two industry segments for the date and periods indicated. The term "operating profit (loss)" represents revenues less all operating expenses. Management evaluates the performance of the Company's business segments and allocates resources to them based on operating profit or loss. Operating expenses of a business segment do not include corporate interest expense, corporate income or expense, or taxes on income. Other financial information about the Company's business segments appears in Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Item 7, Financial Statements.


For the fiscal years ended June 30,         2004        2003

Revenues:
(1) Aviation                         $12,110,222  $7,478,572
(2) Cemetery                           2,429,014   2,796,424

Operating profit or (loss):
(1) Aviation                             226,841   (226,283)
(2) Cemetery                             182,315    296,749

Identifiable assets:
(1) Aviation                          $7,623,593  $7,648,972
(2) Cemetery                           2,529,340   2,529,421



REGULATION

CEMETERY OPERATIONS

Neither of the Company's two business segments is heavily regulated, although the cemeteries are required to comply with state laws and regulations applicable to all cemeteries and funeral homes operating in Illinois. The costs and effects of compliance with these regulations do not have a material impact on the financial results of the Company.

STINAR OPERATIONS

Stinar is required to comply with competitive bidding and other requirements in cases where it sells to local, state, and federal governmental customers. The costs and effects of complying with these requirements do not have a material impact on the financial results of the Company.

BOTH COMPANIES

The Company holds all governmental licenses necessary to carry on its business and all such licenses are current. Both segments are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the United States Environmental Protection Agency community right-to-know regulations under Title III of the Federal Superfund Amendment and Reauthorization Act and similar state statutes require us to organize information about hazardous materials used or produced in our operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens.

COMPLIANCE WITH ENVIRONMENTAL LAWS

CEMETERY OPERATIONS. In fiscal year 1995, the Company commissioned an engineering study of the Cemetery Operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor. A total of approximately $278,708 has been spent in prior years and 2004 for remediating conditions at the Cemetery Operations. In fiscal year 1997, the Company was notified by the Illinois Environmental Protection Agency ("Illinois EPA") that the environmental work conducted at the Cemetery Operations may not have been in full compliance with its guidelines. During 2004, the Company spent $34,172 in expenses for EPA consultants to submit a plan to the Illinois EPA for approval and seek reimbursement. The Company was able to file for reimbursement from the Leaking Underground Storage Tank Fund due to the work being completed and Illinois EPA giving its approval. Accordingly, the Company received $142,545. The Company is not aware of any other environmental issues affecting the Cemetery Operations. No environmental expenditures have been capitalized.

STINAR CORPORATION. Stinar owns a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land (the "Stinar Facility") in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota. Prior to the acquisition of the Stinar Facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar Facility. This Phase I environmental assessment suggested the need for additional study of the Stinar Facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar Facility. Accordingly, two additional Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar Facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter from the Minnesota Pollution Control Agency ("MPCA") stating that, provided certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar Facility prior to the purchase of the assets of Stinar by the Company. The structural improvements recommended by the Company's environmental consulting firm have been completed and the contaminated soil has been removed and transferred from the property. As a result, MPCA has issued the no association letter.

CEMETERY OPERATIONS - TRUST FUNDS

GENERAL. We have established a variety of trusts in connection with our cemetery operations as required under applicable state law. Such trusts include (i) pre-need cemetery merchandise and service trusts; and (ii) perpetual care trusts. We also use independent financial advisors to consult with us on investment policies and evaluate investment results.

PRE-NEED CEMETERY MERCHANDISE AND SERVICE TRUSTS. We are generally required under Illinois law to deposit a specified amount (generally 50% to 85% of selling price) into a merchandise and service trust fund for cemetery merchandise and services sold in pre-need sales. The related trust fund income earned is recognized when the related merchandise and services are delivered. We are permitted to withdraw the trust principal and the accrued income when the merchandise is purchased, when the service is provided by us or when the contract is cancelled. The merchandise and service trust fund balances, in the aggregate, were approximately $1,132,972 and $1,229,407 as of June 30, 2004 and 2003, respectively.

PERPETUAL CARE FUNDS. Under Illinois law, the Company is required to place a portion of all sales proceeds from cemetery lots, niches and crypts in a trust fund for perpetual care of the cemeteries. Pursuant to these laws, the Company deposits 15% of the revenues from the sale of grave spaces and 10% of revenues from the sale of mausoleum space into a perpetual care fund. The income from these perpetual care trusts provides the funds necessary to maintain cemetery property and memorials in perpetuity. The trust fund income is recognized, as earned, in the cemetery revenues.
While we are entitled to withdraw the income from our perpetual care trust to provide for the maintenance of the cemetery property and memorials, we are not entitled to withdraw any of the principal balance of the trust fund and therefore, none of the principal balance is reflected on the balance sheet. The perpetual care trust balances were approximately $4,520,967 and $4,469,315 at June 30, 2004 and 2003, respectively.

MARKETING

CEMETERY OPERATIONS. Sales are made to customers utilizing the facilities primarily on an at-need basis, that is, on the occurrence of a death in the family when the products and services and internment space are sold to the relatives of the deceased. The cemeteries have started to actively market their products. But most customers typically learn of the cemeteries from satisfied customers and funeral directors who recommend the cemeteries based on superior location and services rendered.

STINAR CORPORATION. The chief method of marketing Stinar's equipment is through one-on-one customer contact made by sales employees of Stinar and manufacturer's representatives under contract with Stinar. Stinar's customers report that Stinar has a reputation in the commercial aviation industry for manufacturing high quality, reliable equipment. Stinar intends to capitalize on this reputation in the domestic airline industry by making frequent sales calls on customers and potential customers and by reducing the amount of time needed to complete customer orders. Stinar has also engaged manufacturers' representatives to assist it in increasing sales to overseas markets and the United States armed services.

CREDIT POLICIES

Neither of the Company's business segments generally extends long-term credit to customers.

INTERNATIONAL

Stinar's sales to customers outside the United States represented approximately 15% and 16% of the companies net sales in 2004 and 2003, respectively. Products are manufactured and marketed through the Company's sales department and sales representatives around the world. For additional information, see discussions of individual business segments included above; under Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations; and in Item 7, Financial Statements.

OTHER BUSINESS INFLUENCES

CEMETERY OPERATIONS. The Cemetery Operations do not experience seasonal fluctuations, nor are they dependent upon any identifiable group of customers, the loss of which would have a material adverse effect on its business, and discussion of backlog is not material to any understanding of Company's business.

STINAR CORPORATION. The Company believes that its reliance on commercial airline business and United States government sales does expose Stinar to the cyclical nature of the airline industry. In the event of a downturn, terrorist act or recession in the airline business, world commercial air carriers would be more likely to curtail purchases of capital equipment of the kind manufactured by Stinar. In addition, government budget decisions and world politics will affect sales to military purchasers both domestically and internationally.

The diversity of Stinar's customer base and equipment lines does help mitigate these risks, as does the growing importance of marketing both domestically and internationally, providing Stinar with an additional customer base not influenced as greatly by U.S. economic conditions or U.S. politics.

The Company operates globally in the aviation ground support equipment segment and is subject to certain risks, including foreign currency fluctuations, terrorist acts and government actions.

The Company does not believe that the present overall rate of inflation will have a significant impact on the business segments in which it operates. However, a worldwide general sales decline in aviation ground support equipment, caused by acts of terrorism on the United States has had a negative effect on operating results, and this trend is expected to continue into the future.

EMPLOYEES

As of June 30, 2004, the Company had 84 full time and 10 part time or seasonal employees. Of these, the Company employed 65 full-time and 1 part-time employees in the aviation segment and 19 full-time and 9 part-time or seasonal employees in the cemeteries segment.

The cemetery segment employees are represented by local #1, of the Services Employees International Union, AFL-CIO, whose contract expires February 28, 2005.

A union does not represent the aviation segment employees and the Company considers its labor relations to be excellent.

REAL ESTATE DEVELOPMENT

APPLE VALLEY, CALIFORNIA RAW LAND

On May 22, 2000, the Company acquired 4.5 acres of unimproved land in Apple Valley, California in exchange for the full and final settlement of the judgment against the former chairman of the board. The appraised value of the land was $140,000, with the Company contributing $37,527. At June 30, 2001 the market value of the land was written down $90,000, due to economic conditions.


ITEM 2: PROPERTIES.

The Company's principal executive offices are located at Stinar Corporation at 3255 Sibley Memorial Highway, St. Paul, Minnesota.

The cemetery segment principal properties are located at Roosevelt Road and Oakridge Ave., Hillside, Illinois. The two cemeteries comprise 176.7 acres of real estate, of which 12.8 acres are used for interior roads and other improvements, and 163.9 acres for burial plots. The cemeteries have two mausoleums, office building, and three maintenance buildings. The Oakridge Cemetery (Hillside), Inc. mausoleum is in good to excellent shape with major work being required on the front steps and outside landing of the mausoleum due to water leaking into the mausoleum crypts from these areas and will require approximately $100,000 of repairs in the future. All other buildings are in fair shape and will require minimum repairs.

Stinar operates out of a single 43,271 square foot manufacturing facility in Eagan, Minnesota located on 7.875 acres of land. The land consists of two contiguous parcels of real estate. This facility was purchased by Stinar in connection with the purchase of assets. The purchase of the Stinar facility was financed by the Seller pursuant to contracts for deed payable in monthly installments of $9,766 for seven years from the date of purchase, with a balloon payment of principal of $1,207,000 due on June 30, 2005. The condition of the manufacturing facility and office spaces is fair and will require minimum improvements in the foreseeable future at an estimated cost of $75,000.


ITEM 3:  LEGAL PROCEEDINGS

The Company is a party to a number of legal proceedings that arise from time to time in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on the Company.

We carry insurance with coverages and coverage limits consistent with our assessment of risks in our businesses and of an acceptable level of financial exposure. Although there can be no assurance that such insurance will be sufficient to mitigate all damages, claims or contingencies, we believe that our insurance provides reasonable coverage for known asserted or unasserted claims. In the event the Company sustained a loss from a claim and the insurance carrier disputed coverage or coverage limits, the Company may record a charge in a different period than the recovery, if any, from the insurance carrier.


ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None


                                  PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES


Trading in the Company's common stock is in the over the counter market, primarily through listings in the National Quotation Bureau "pink sheets," although the market in the stock is not well established. The table below sets forth the range of bid and asked prices for the two most recent fiscal years. Prices used in the table were reported to the Company by National Quotation Bureau, Inc. These quotations represent inter-dealer prices, without retail markup or commission, and may not necessarily represent actual transactions.


                               FISCAL YEAR
                           2004           2003
First Quarter          $ .38 -  .35   $ .80 -  .59
Second Quarter           .70 -  .35     .95 -  .38
Third Quarter            .85 -  .65     .38 -  .38
Fourth Quarter          1.01 -  .72     .55 -  .38




As of September 10, 2004, there were 1,431,503 shares of Oakridge Holdings, Inc. Common Stock outstanding. The Common Stock shares outstanding are held by approximately 1,712 stockholders of record. Each share is entitled to one vote on matters requiring the vote of shareholders. We believe there are approximately 2,000 beneficial owners of the Common Stock.

The Company has never paid a cash dividend on our Common Stock. The Company currently intends to retain earnings to finance the growth and development of our business and does not anticipate paying any dividends on our Common Stock in the foreseeable future. We are currently prohibited from paying dividends under the terms of our credit agreements. Any future change in our dividend policy will be made at the discretion of our Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under credit, as well as other factors the Board of Directors may deem relevant. We are also prohibited from repurchasing any of our outstanding common stock under the terms of our credit agreement.


ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

FISCAL 2004

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on cash flow from its two business segments to meet operating needs, fund debt service, and fund capital requirements. The cemeteries and Stinar operations have provided sufficient cash during prior years to support day-to-day operations, current debt service, and capital expenditures. The Company expects that cemetery and Stinar operations will provide sufficient cash during the next five years to cover all debt requirements and operational needs; the exception will be the balloon payment due June 30, 2005 on the Stinar Facility which will need to be refinanced.

Stinar has a $2,500,000 line of credit to fund operations and capital expenditures. The line of credit will expire on December 5, 2004 and discussions with the bank indicate that it will likely be renewed to December 5, 2005. During fiscal year 2004 the Company did not meet one bank covenant required by the bank and a waiver was issued by the bank.

There are no expected changes in the number of full time, part time or seasonal employees employed by the cemetery operations. Stinar does not anticipate hiring back employees until economic conditions continue to improve in the aviation industry.

The cemetery operations and Stinar have a new five-year plan for $1,500,000 in capital expenditures starting in fiscal year 2004.

The cemetery operations' capital expenditures will be approximately $1,000,000 under the five-year plan. The funds will be expended for continued road improvements, building improvements for the mausoleums, increased inventory of niches and crypts in mausoleums and outdoors, computer software and hardware equipment and ground equipment. The expenditures for the mausoleum estimated at $400,000 will take place as inventory for the sale of crypts and niches is needed. The cemeteries' capital expenditures for fiscal year 2004 were $227,766, and were used for the following: $4,272 for software and hardware equipment, $30,498 for snow plow truck and chassis for triple dump truck presently being build, $55,611 for new pump house and addition to grounds building, and $77,259 for road improvements and miscellaneous shrubs and trees. Cemetery operations expects to spend approximately $200,000 in fiscal year 2005 for repairs on front entrance of mausoleum, lawn mowers and gators for the grounds, server and three computers for the front office.

Stinar's capital expenditures will be approximately $500,000 under the new five-year plan. The funds will be expended for improvements of the manufacturing plant and office, plant and office equipment, and computer software and hardware. These expenditures will take place evenly over the five-year plan. Stinar's capital expenditures for fiscal year 2004 were $129,657, and were used for the following: $25,768 for a new roof for the front office, $50,000 to exercise a purchase option on the paint booth, $13,850 to blacktop the driveway, $3,950 for a snow plow truck and $1,368 for software and hardware equipment. Stinar operations expects to spend approximately $150,000 in fiscal year 2005 for a new roof on its shop and, pending the outcome of appropriate market analysis, on robotics for manufacturing new products outside the airline manufacturing industry that will leverage the Company's current expertise.


RESULTS OF OPERATIONS - 2004

CEMETERY OPERATIONS

In fiscal year 2004, cemetery revenue decreased $367,410, or 13%, in comparison to fiscal year 2003. Sales of markers decreased $172,547, or 37%, grave boxes decreased $115,076, or 31%, interment fees decreased $190,856, or 25%, and cremations decreased $34,914, or 36%. The decreases were offset by an increase in perpetual care fund interest of $50,549, or 44%, and reimbursement from the Leaking Underground Storage Tank Fund of Illinois of $142,545.

In fiscal year 2004, cost of sales decreased $258,818, or 15%, in comparison to fiscal year 2003. The decrease was due to decreased sales of $377,959, purchases decreasing $191,957, or 44% for the purchase of markers, grave boxes and flowers. The primary increase was employee ground wages of $68,371. All other expenses remained constant with fiscal year 2003 or decreased slightly.

Selling expenses decreased approximately $79,000, or 37%, over fiscal year 2003. The decrease was attributable to decreased commissions resulting from decreased sales. All other expenses remained constant with fiscal year 2003.

General and administrative expenses increased $97,752, or 17%, over fiscal year 2003. The increase was attributable to an increase in general and health insurance of $18,422, an increase in bad debts of $18,968, an increase in manager and office wages of $63,353, and an increase in environmental expenses of $34,172. The major increase was primarily due to one additional office staff, allocation of Robert Harvey's salary to manage operations, write off of bad debts and cleaning up of a past environmental issue. These increases were offset by decreases of $9,805 in collection fees, $10,388 in postage costs, and $20,853 in discounts taken for early payments to vendors.

Interest income from the perpetual care fund increased $10,549 in year 2004. The increase was attributable to greater interest rates.

STINAR OPERATIONS

In fiscal year 2004, revenue increased $4,631,650, or 62%, in comparison to fiscal year 2003. The increase was primarily due to contracts with the United States government.

Cost of goods sold in fiscal year 2004 in relation to sales was $11,375,870, or 94%. The decrease of 3% compared to fiscal year 2003 was primarily due to the Company having greater sales, more service repairs and maintenance work and decrease in overhead costs due to greater capacity in production.

Selling expenses increased $38,393, or 18%, for fiscal year 2004. The increase is primarily due to higher commissions of $42,756, related payroll taxes of $10,905 and trade show expenses of $5,485, offset by a reduction in related travel expenses of $19,886. All other expenses remained constant with the prior years.

General and administrative expenses decreased $34,045, or 12%, for the fiscal year 2004 when compared to fiscal year 2003. The decrease was primarily due to the following: a $19,306 reduction in office staff due to having one less full time employee who was replaced with one part time employee, a $8,657 reduction in bad debts, a $10,242 reduction in conventions and meetings expense, and a $30,038 reduction in amortization expenses. These reductions where offset by the $51,068 increase in officer salary due to the allocation of Robert C. Harvey's salary. All other expenses remained constant or decreased in comparison with the prior fiscal year.

Interest expense increased $2,981, or 2%, for the fiscal year 2004 when compared to fiscal year 2003. The increase is due to having a greater chassis inventory due to increased sales orders. Robert C. Harvey, the Company's CEO/CFO, guarantees debt to Ford Motor Credit.

HOLDINGS OPERATIONS

Operating expenses in fiscal year 2004 decreased $128,135, or 44%, when compared to fiscal year 2003. The difference is after the allocation of expenses of $60,000 of Robert C. Harvey's salary, $16,020 of audit fees, $10,236 of legal fees and $13,528 of travel expenses to the cemeteries, and $60,000 of Robert C. Harvey's salary and $10,000 of audit fees to Stinar Corporation. Robert C. Harvey serves as the President and Chief Operating Officer of the wholly owned subsidiaries. All other expenses remained constant with prior fiscal year 2003.

Interest expense in fiscal year 2004 decreased $22,546, or 21% in comparison to fiscal year 2003. The decrease is due to less debenture debt.


RESULTS OF OPERATIONS - 2003

CEMETERY OPERATIONS

In fiscal year 2003, cemetery revenues increased $103,532, or 2%, in comparison to fiscal year 2002. Sales of cemetery space increased $38,529, or 10%, sales of markers and foundations increased $32,149, or 5%, and sales of grave boxes increased $84,254, or 29%. The greatest decrease in revenue was $60,696 in cemetery care fund income, the decrease was due to the decline in interest rates.

In fiscal year 2003, cost of sales increased $212,418, or 14%, over fiscal year 2002. The increase was due to the $154,151 cost of hauling dirt off the cemetery grounds which was an increase of $150,000 over fiscal year 2002, an increase of health insurance costs of $40,000, and an increase of the cost of repairs and maintenance of approximately $22,000 over fiscal year 2002. All other expenses remained constant with fiscal year 2002.

Selling expenses increased $12,251, or 6%, over fiscal year 2002. The increase was attributable to increased commissions resulting from increased sales. All other expenses remained constant with fiscal year 2002.

General and administrative expenses decreased $107,657, or 16%, over fiscal year 2002. The decrease was attributable to a decrease in corporate assessments and management salary due to resignation of Marie Leshyn, the former general manager of the cemeteries. All other expenses remained constant with fiscal year 2002

Interest income increased $3,558 in year 2002. The increase was attributable to increased cash flow and management of excess funds.

STINAR OPERATIONS

In fiscal year 2003, revenue decreased $5,037,113, or 40%, in comparison to fiscal year 2002. The decrease was primarily due to the worldwide airline recession caused by the terrorist act of September 11, 2001.

Cost of goods sold in fiscal year 2003 in relation to sales was $7,228,084, or 97%. The increase of 2% over fiscal year 2002 was primarily due to the Company having to decrease profit margins to compete in the market place and increases in medical insurance of 20%, as well as an increase in the business insurance package of 37%, and an increase in the cost of utilities of 50%.

Gross profit decreased 2% in fiscal year 2003 in comparison to fiscal year 2002. The decrease can be attributed to the economic slow down in the airline industry, which caused the market to demand lower sales prices from its vendors and an increase in insurance costs.

Selling expenses decreased $132,861 or 38%, for fiscal year 2003 in comparison to fiscal year 2002. The decrease is primarily due to lower commissions of approximately $106,000, less out of pocket expenses related to calling on customers of approximately $33,000.

General and administrative expenses decreased $140,010, or 35%, for the fiscal year 2003 when compared to fiscal year 2002. The decrease was primarily due to the following: a $42,277 reduction in officer salaries, a $14,264 reduction in office salaries, and a reduction of bank charges of approximately $35,000. This decrease was offset by legal fees of $5,000, research and development expenses of $6,000 and a 401-k employer match of $18,635.

Interest expense decreased $248,708, or 56%, for the fiscal year 2003 compared to fiscal year 2002. The decrease is due to having less chassis inventory due to the reduction of sales orders, and having a Ford Motor Credit financing floor plan with no interest charges for 90 days as long as Robert C. Harvey, the Company's CEO/CFO, guarantees payment.

HOLDINGS OPERATIONS

Operating expenses in fiscal year 2003 increased $89,276, or 44%, over fiscal year 2002. The increase is attributed to increased professional fees of $26,455 related to cemetery operations, and an increase in officer salaries of $51,399, which has not been allocated to wholly owned subsidiaries for which Robert C. Harvey serves as the President and Chief Operating Officer.

Interest expense in fiscal year 2003 decreased $50,260, or 32% in comparison to fiscal year 2002. The decrease is due to less debenture debt.

OBLIGATIONS AND COMMITMENTS

The following table summarizes our obligations and commitments to make future payments under contracts, such as debt and lease agreements, as well as other financial commitments. Where appropriate we have indicated the footnote to our annual consolidated financial statements where additional information is available.

                                   Payments By Period
                                                                      After
                                    Less than                 4-5      Five
                  Note      Total      1 year  1-3 years    years     Years
Long-term Debt     1   $2,205,783   1,672,531    533,252        -         -

Subordinate
Debentures         2     $520,000           -    520,000        -         -

Purchase
Obligations        3            -      75,000    300,000  200,000   200,000
                       ----------   ---------  ---------  -------  --------
Total
Contractual Cash
Obligations            $2,725,783   1,747,531  1,353,250  200,000   200,000
                       ==========   =========  =========  =======   =======


  (1) We have a commitment to refinance the land & building debt of $1,194,236 with the current owners of the contract debt for another five years at a comparable or lower interest rate. It is not our intention to pay all remaining amounts on our long-term debt exclusively from cash flow from operations. We expect to be able to refinance the debt well in advance of maturity dates. Any refinancing could result in additional interest and other costs depending on financial markets and our credit profile at the time of refinancing.

  (2) We expect to be able to pay the debentures of $520,000 due in fiscal year 2007 using cash flow from operations or by extending the related party debentures.

  (3)  Estimated audit fees in future years.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements as of June 30, 2004 consist of our pre-need arrangements which are discussed in Pre-need Cemetery Merchandise and Service at Note 1 to the consolidated financial statements included in Item 7.


ITEM 7:  FINANCIAL STATEMENTS.

The financial statements of the Company for the fiscal years ending June 30, 2004 and 2003, located at Exhibit 13, F-1, are incorporated herein.


ITEM 8: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


ITEM 8A:  CONTROLS AND PROCEDURES.

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

No change in the Company's internal control over financial reporting was identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the period covered by this annual report and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 8B:  OTHER INFORMATION

None.


                                 PART III

ITEM 9:  DIRECTORS AND EXECUTIVE OFFICERS.

Directors hold office for a one-year term or until their successors are duly elected and qualified. Each director of the Company has served continuously since the year indicated below, except for Hugh McDaniel who resigned on August 30, 2001, and then was re-elected to the Board of Directors on January 11, 2002. The age as of September 16, 2004 and principal occupation or employment of all directors and executive officers are set forth below.

Robert C. Harvey (53), has been a Director, Chairman of the Board, CEO/CFO of the Company and Stinar Corporation, President of the Cemeteries and sole director of the two business segments since 1992.

Robert B. Gregor (53), Secretary and Director since 1993, Vice-President of Marketing and Sales at Stinar Corporation since 1999 and Officer of the two cemeteries since 1993.

Hugh H. McDaniel (64), Mr. McDaniel has been a residential real estate broker since 1973.

Robert Lindman (64) Mr. Lindman has been retired since 2000 and was previously the sole owner of Golden Triangle Forms Company for 30 years.

Pamela Whitney (51) Ms. Whitney is an Inventory Exchange Supervisor at Phillips 66 since 2000, and prior to joining Phillips 66 was at the CPA firm of Kilpatrick, Luster & Co., PLLC.

The Company has a separately designated Audit Committee consisting of Robert Lindman, Pamela Whitney and Hugh McDaniel. The Board of Directors has determined that Pamela Whitney is an "audit committee financial expert," as defined by SEC rules.


ITEM 10:  EXECUTIVE COMPENSATION

                        SUMMARY COMPENSATION TABLE

                            Annual Compensation

      Name and                                   Other Annual
 Principal Position   Year    Salary     Bonus   Compensation

Robert C. Harvey(1)   2004  $198,400       -           -
Chairman of the       2003  $180,000       -           -
 Board and Chief      2002  $180,000       -           -
 Executive Officer

Robert B. Gregor(2)   2004  $149,659       -         $676
Secretary and         2003  $121,899       -         $260
 Vice President       2002  $130,946       -         $283

(1) Mr. Harvey was employed by the Company as Chairman of the Board and Chief Executive Officer in November 1992.

(2)Mr. Gregor was employed by the Company as Vice President of Marketing and sales in January 1, 1999.


OPTION GRANTS AND EXERCISES

There were no options granted to the executive officers named in the Summary Compensation Table during 2004.

The purpose of the following table is to report the exercise of stock options by the executive officers named in the Summary Compensation Table during fiscal 2003 and the value of their unexercised stock options as of June 30, 2004.

                                AGGREGATE OPTION
                          EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                             Number of Shares          Value of Unexercised
                                          Underlying Unexercised       In-The-Money Options
                                        Options at Fiscal Year-End    at Fiscal Year-End(1)
                    Shares
                   Acquired     Value
      Name       On Exercise  Realized  Exercisable  Unexercisable  Exercisable  Unexercisable
Robert C. Harvey      -           -          -             -            $-            $-

Robert B. Gregor      -           -       10,000           -            $-            $-



(1) Value is based on the difference between the per share average bid and asked prices of the Company's Common Stock on June 30, 2004 ($.80 per share) and the exercise price of the options.
At June 30, 2004, all options were out-of-the-money.

EMPLOYMENT AGREEMENT

The Company had a four year employment agreement contract with Mr. Harvey, the Chairman and Chief Executive Officer of the Company, effective July 1, 2000. Under the agreement, Mr. Harvey is to receive annual compensation of $180,000, with annual adjustments of 5% yearly and any incentive bonus will be decided by the Board of Directors. A new contract with Mr. Harvey is presently being negotiated.

COMPENSATION OF DIRECTORS

All non-employee directors of the Company are paid $500 as an annual director's fee plus a fee of $200 per meeting attended in person or telephonically. Directors are also reimbursed for travel and lodging expenses as appropriate.


ITEM 11:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table contains information as of June 30, 2004, concerning the beneficial ownership of the Company's common shares by each executive officer named in the Summary Compensation Table, each director, by all directors and officers as a group, and by each person known to the Company to "beneficially own" more than 5% of its common shares.

Name of Individual
or Persons in Group            Number of Shares (a)     % of Class

Robert C. Harvey                      (b)   430,212          27.3%
Robert B. Gregor                      (c)   197,689          12.5%
Hugh McDaniel                                 5,100            .3%
Robert Lindman                                    0             0%
Pamela Whitney                                    0             0%
                                           --------         ------
All officers and Directors
as a Group (5 persons)                      633,001          40.1%
                                           ========         ======



(a) Unless otherwise noted, all shares shown are held by persons possessing sole voting and investments power with respect to such shares.

(b) Includes 60,190 held by Mr. Harvey's wife and children to which Mr. Harvey may be deemed to share voting and investment power, but as to which he disclaim beneficial ownership. In addition, 110,000 of the 430,212 share total listed in the table are shares that could be acquired upon the conversion of convertible subordinated debentures. In addition, 10,000 are held jointly by Mr. Harvey and his wife.

(c) Includes 8,125 held by Mr. Gregor's wife and children to which Mr. Gregor may be deemed to share voting an investment power, but as to which he disclaims beneficial ownership. In addition, 112,564 are held jointly by Mr. Gregor and his wife. Also, 35,000 of the 197,689 shares total listed in the table are shares that could be acquired upon exercise of an option and the conversion of convertible subordinated debentures.


                   EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information regarding the Company's 1999 Stock Incentive Plan (the "1999 Plan"), which was approved by shareholders on February 22, 1999. The Company has no equity compensation plans which have not been approved by shareholders.

                                                Number of
                                                securities
                                                remaining
                 Number of                    available for
               securities to                      future
                 be issued      Weighted-       issuances
               upon exercise     average       under equity
                     of          exercise      compensation
                outstanding      price of         plans
                  options,     outstanding      (excluding
                warrants and     options,       securities
                   rights      warrants and    reflected in
                                  rights      first column)

1999 Plan          10,000         $1.63          165,000


ITEM 12:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the years ended June 30, 2004 and 2003, amounts paid for non-audit compliance services to entities related to the Chief Executive Officer were $17,420 and $21,447 respectively.


ITEM 13:  EXHIBITIS, FINANCIAL STATEMENT SCHEDULES, AND
          REPORTS ON FORM 8-K.

FINANCIAL STATEMENTS

The following documents are filed or incorporated by reference as part of this Form 10-KSB.

The following consolidated financial statements of Oakridge Holdings, Inc. and Subsidiaries, together with the Independent Auditors Report are filed in this report at Exhibit 13, F-1.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2004 and 2003

Consolidated Statements of Operations for Years Ended June 30, 2004 and
2003

Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2004 and 2003

Consolidated Statements of Cash Flows for the Years Ended June 30, 2004 and
2003

Notes to Consolidated Financial Statements

(a)  EXHIBITS:

2. The schedule of exhibits required to be furnished by Item 601 of Regulations S-B is as follows:

3(i)  Amended and Restated Articles of Incorporation as amended (1)

3(ii) Amended and Superseding By-Laws as amended (1)

10(a) 1999 Stock Incentive Award Plan (2)

10(c) Loan Documents for line of credit (3)

10(d) Subordinated Debenture Agreement (1)

10(e) Loan documents for Mortgage Note Payable (3)

10(h) Robert C. Harvey Employment Agreement (4)

13    Financial Statements

21    Subsidiaries of Registrant (2)

23    Consent of Independent Auditors

31    Rule 13a-14(a)/15d-14(a) Certifications

32    Section 1350 Certifications

(1)   Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1997.
(2)   Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1999.
(3)   Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1998.
(4)   Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 2001.

(b)   REPORTS ON FORM 8-K:

No reports of Form 8-K were filed during the quarter of the period covered by this report.


ITEM 14:  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Aggregate fees for professional services rendered for the Company by WIPFLI LLP for the years ended June 30, 2004, and 2003, were:

                                2004                  2003

Audit Fees                   $47,485               $46,070
Audit Related Fees                 -                     -
Tax Fees                           -                     -
All Other Fees                     -                     -
                             -------               -------
     Total                   $47,485               $46,070
                             =======               =======

The Audit Fees for the years ended June 30, 2004, and 2003, were for professional services in connection with the audits of the consolidated financial statements of the Company and Securities and Exchange Commission quarterly (10-QSB) and yearly filings (10-KSB).

The de minimis exception was not used for any fees paid to WIPFLI LLP.

The Company's Audit Committee has considered whether the provision of the above services other than audit services is compatible with maintaining the independence of WIPFLI LLP.


PREAPPROVAL POLICIES AND PROCEDURES

Rules adopted by the Securities and Exchange Commission in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services. All auditing services and non-audit services provided by WIPFLI LLP. must be preapproved by the Audit Committee. The non-audit services specified in
Section 10A(g) of the Securities Exchange Act of 1934 may not be provided by WIPFLI LLP.

In addition, the Company's Audit Committee has adopted policies and procedures pursuant to which audit, audit-related and tax services, and all permissible non-audit services, are pre-approved by category of service. The policies require the Audit Committee to be informed of each service, and the policies do not include any delegation of the Audit Committee's responsibilities to management.






                                Signatures

In accordance with Section 13 or 15 (d) of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 OAKRIDGE HOLDINGS, INC.


Dated: September 27, 2004        By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chairman Of the Board
                                 Of Directors

In accordance with the Exchange Act, this report has also been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.


Dated: September 27, 2004         By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chief Executive Officer
                                 Chief Financial Officer
                                 Director


Dated: September 27, 2004         By /s/ Robert B. Gregor
                                 Robert B. Gregor
                                 Secretary
                                 Director


Dated: September 27, 2004         By /s/ Hugh H. McDaniel
                                 Hugh H. McDaniel
                                 Director


Dated: September 27, 2004         By /s/ Robert Lindman
                                 Robert Lindman
                                 Director


Dated: September 27, 2004         By /s/ Pamela Whitney
                                 Pamela Whitney
                                 Director



                                EXHIBIT 13



                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2004 AND 2003



                             TABLE OF CONTENTS


                                                          Page

Report of Independent Registered Public Accounting Firm      1


Consolidated Financial Statements:

Consolidated Balance Sheets                                  2

Consolidated Statements of Operations                        3

Consolidated Statements of Stockholders' Equity              4

Consolidated Statements of Cash Flows                        5

Notes to Consolidated Financial Statements                   6













WIPFLI LLP


          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota


We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Wipfli LLP

Wipfli LLP


August 13, 2004
Minneapolis, Minnesota








                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS


                                             June 30,2004    June 30,2003
                 ASSETS

Current assets:
Cash and cash equivalents                        $675,605        $457,410
Receivables:
Trade, less allowance for doubtful
accounts of $15,000 in 2004 and 2003            1,298,531       1,779,681
Trust income                                       10,176          26,287
Other                                                   -          59,805
Refundable income taxes                                 -         294,619
Inventories:
Production                                      4,489,797       4,239,568
Cemetery and mausoleum space                      588,935         595,531
Markers, urns and flowers                          35,339          28,046
Deferred income taxes                             185,000         136,000
Other current assets                              134,177          64,698
                                              -----------     -----------
Total current assets                            7,417,560       7,681,645
                                              -----------     -----------
Property and equipment                          5,631,775       5,338,702
Less accumulated depreciation                  2,729,379        2,488,175
                                              -----------     -----------
                                                2,902,396       2,850,527
                                              -----------     -----------
Other assets:
Land                                               50,000          50,000
Other                                              16,293          16,088
                                              -----------     -----------
                                                   66,293          66,088
                                              -----------     -----------
                                              $10,386,249     $10,598,260
                                              -----------     -----------










                                             June 30,2004    June 30,2003
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable - bank                           $1,625,000      $1,689,810
Accounts payable - trade                          542,712         735,286
Due to finance company                          2,295,504       2,044,845
Deferred revenue                                  908,874         671,964
Accrued liabilities                               497,840         653,537
Current maturities of long-term debt            1,672,531         260,588
                                              -----------     -----------
Total current liabilities                       7,542,461       6,056,030
                                              -----------     -----------

Long-term debt                                  1,053,252       2,733,878
                                              -----------     -----------
Total liabilities                               8,595,713       8,789,908
                                              -----------     -----------
Stockholders' equity:
Preferred stock, $.10 par value, 1,000,000
shares authorized; none issued
                                                        -               -
Common stock, $.10 par value, 5,000,000
shares authorized; 1,431,503 shares
issued and outstanding in 2004 and 2003
                                                  143,151         143,151
Additional paid-in capital                      2,028,975       2,028,975
Retained deficit                                 (381,590)       (363,774)
                                              -----------     -----------
Total stockholders' equity                      1,790,536       1,808,352
                                              -----------     -----------
                                              $10,386,249     $10,598,260
                                              ===========     ===========


              See Notes to Consolidated Financial Statements
















                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                               Year Ended      Year Ended
                                            June 30, 2004   June 30, 2003
                                               ----------      ----------
Net sales                                     $14,539,236     $10,274,996
Cost of good sold                              12,801,736       8,912,769
                                               ----------      ----------
Gross margin                                    1,737,500       1,362,227
Selling, general and administrative
expenses                                        1,494,088       1,462,838
                                               ----------      ----------
Income from operations                            243,412        (100,611)
                                               ----------      ----------
Other income (expense):
Interest expense                                (280,636)       (301,793)
Interest income                                    8,422          20,640
Other income (expense), net                       (1,014)          2,737
                                               ----------      ----------
Total other income (expense)                    (273,228)       (278,416)
                                               ----------      ----------
Loss before income tax benefit                   (29,816)       (379,027)
Income tax benefit                               (12,000)       (147,000)
                                               ----------      ----------
Net income                                      $(17,816)      $(232,027)
                                               ==========      ==========
Basic net income per share                         $(.01)          $(.16)
                                               ==========      ==========
Diluted net income per share                       $(.01)          $(.16)
                                               ==========      ==========



              See Notes to Consolidated Financial Statements


















                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 2004 AND 2003



                    Common Stock
                    Shares     Amount   Additional    Retained        Total
                                           Paid-In    Earnings
                                           Capital   (Deficit)

BALANCE,         1,431,503   $143,151   $2,028,975  $(131,747)   $2,040,379
June 30, 2002

Net loss                 -          -            -   (232,027)    (232,027)
                 ---------   --------   ----------    --------   ----------
BALANCE,         1,431,503   $143,151   $2,028,975  $(363,774)   $1,808,352
June 30, 2003

Net loss                 -          -            -    (17,816)    (17,816)
                 ---------   --------   ----------    --------   ----------
BALANCE,         1,431,503   $143,151   $2,028,975  $(381,590)   $1,790,536
June 30, 2004
                 =========   ========   ==========   =========   ==========


              See Notes to Consolidated Financial Statements


























                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             Increase (Decrease) In Cash and Cash Equivalents


                                                Year Ended       Year Ended
                                                      June     June 30,2003
                                                   30,2004

Cash flows from operating activities:
 Net loss                                         $(17,816)      $(232,027)
Adjustments to reconcile net income to net
cash flows from operating activities:
 Depreciation                                      306,168          300,220
 Deferred income taxes                             (12,000)        (46,000)
 Loss on disposal of property & equipment            3,157                -
 Receivables                                       557,066        (416,945)
 Inventories                                      (250,926)     (2,232,332)
 Refundable income taxes                           257,619         (54,446)
 Other assets                                      (69,685)          59,450
 Accounts payable and due to finance company        58,085        1,833,228
 Deferred revenue                                  236,910           32,654
 Accrued liabilities                              (155,697)        (18,384)
                                                ----------       ----------
Net cash flows from operating activities           912,881        (774,582)
                                                ----------       ----------
Cash flows from investing activities:
 Purchases of property and equipment              (361,694)       (126,229)
 Proceeds from sale of property and equipment          500                -
                                                ----------       ----------
Net cash flows from investing activities          (361,194)       (126,229)
                                                ----------       ----------
Cash flows from financing activities:
 Change in notes payable - bank                    (64,810)         (5,003)
 Principal payments on long-term debt             (272,902)       (317,270)
 Proceeds from issuance of long-term debt            4,220          180,309
                                                ----------       ----------
Net cash flows from financing activities          (333,492)       (141,964)
                                                ----------       ----------
Net change in cash and cash equivalents            218,195      (1,042,775)
Cash and cash equivalents, beginning of year       457,410        1,500,185
                                                ----------       ----------
Cash and cash equivalents, end of year            $675,605         $457,410
                                                ==========       ==========

Supplemental Disclosure of Cash Flow
Information:

Cash paid (received) during the years for:
Interest                                          $291,886         $328,616
Income taxes                                     $(297,598)       $(46,554)



              See Notes to Consolidated Financial Statements







                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2004 AND 2003




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois and an aviation ground support equipment business in Minnesota. The cemetery operations routinely grant credit to pre-need customers, substantially all of who are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business (Stinar). Stinar designs, engineers and manufactures aviation ground support equipment serving the United States Armed Services and businesses domestically and internationally.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.

ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

RECEIVABLES

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

INVENTORIES

Finished goods, component parts and work-in-process inventories are stated at the lower of cost (first-in, first-out [FIFO]) or market.

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

REVENUE RECOGNITION

Cemetery and Mausoleum Space Revenue

Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Sales of pre-need cemetery interment rights are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("FAS No. 66"). Accordingly, provided certain collectibility criteria are met, pre-need cemetery interment right sales are deferred until a specified minimum percentage of the sales price has been collected. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual care trusts. Earnings of perpetual care trusts are recognized in current cemetery revenue and are used to defray the maintenance costs of cemeteries, which are expensed as incurred. The principal of these care trusts cannot be withdrawn by the Company, and therefore is not included in the Company's consolidated balance sheets. Earnings on these perpetual care trust funds totaled $164,144 in 2004 and $153,595 in 2003. Perpetual care trust fund assets totaled approximately $4,520,967 and $4,469,315 at June 30, 2004 and 2003, respectively

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services are required to be paid into trusts. Trusted proceeds plus accrued interest from the sale of pre-need opening and closing services and grave box sales were $1,320,961 at June 30, 2004, which are not included in the balance sheets. The untrusted proceeds are included in deferred revenue. Revenue is recognized on the sale of the pre-need opening and closing services and grave box sales upon delivery at the time of need. The revenue recognized upon delivery is the trusted amount plus accrued interest, plus the untrusted amount included in deferred revenue.

Under a law change in 2003, proceeds on marker sales are required to be trusted by the Company until the marker has been paid in full. Maker revenue is recognized upon delivery of the marker, typically at the time of need. Amounts trusted from marker sale proceeds were $64,325 at June 30, 2004, which are not included in the balance sheet.

Commissions paid on pre-need contracts are capitalized as prepaid and are expensed in the period the revenue is recognized.

Aviation Ground Support Equipment

Revenue is recognized when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment. For certain government contracts ownership transfers upon government inspection and approval of the product.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to operating loss carry forwards, depreciation, inventories and certain accruals. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.

SHIPPING AND HANDLING COSTS

All shipping and handling revenue is included in revenue. All direct costs to ship the products to customers are classified as cost of goods sold.

STOCK OPTIONS

The company accounts for its stock option plan using the intrinsic value based method as prescribed by Accounting Principles Board (APB) No. 25 "Accounting for Stock Issued to Employees."

Statement of Financial Accounting Standards (SFAS) No's 123 and 148 require pro forma information as if the Company's stock option plan has been accounted for using the fair value based method. Had the Company's stock option plan been accounted for using the full value based method, there would have been no effect on the net loss and basic diluted earnings per share in 2004 and 2003.

During 2004 and 2003, there was no stock-based employee compensation expense under the intrinsic value based method.

CONCENTRATIONS

Credit Risk

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past. At June 30, 2004 and 2003, the Company exceeded the insured limit by approximately $689,000 and $303,000, respectively.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. At June 30, 2004, the United States Air Force accounted for approximately 71%, and a foreign customer accounted for 1% of Stinar's accounts receivable. At June 30, 2003, the United States Air Force accounted for approximately 62%, and a foreign customer accounted for 37% of Stinar's accounts receivable.

Customers

A significant portion of the Company's customers are concentrated in the airline industry. A downturn in the airline industry related to the September 11, 2001, acts of terrorism had a negative impact on the Company's 2004 and 2003 operations.

Net sales to international customers and the United States government were approximately 15% and 79% of Stinar's net sales in 2004, and approximately 16% and 71% of Stinar's net sales in 2003, respectively.

BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and conversion of subordinated debentures. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In 2003, the Company adopted Statement of Financial Accounting Standard
(SFAS) No. 145, SFAS No. 146, SFAS No. 148, and SFAS No. 150. These standards primarily address rescissions, amendments and technical corrections of certain prior issued SFAS's, accounting for costs associated with exit or disposal activities, accounting for stock-based compensation, and accounting for certain financial instruments with characteristics of both liabilities and equity. The adoption of these standards did not have a material impact on the Company's financial position or results of operations.

In December 2003, the Financial Accounting Standards Board ("FASB") issued interpretation No. 46 (FIN No. 46) as revised, Consolidation of Variable Interest Entities. This interpretation sets new standards for the consolidation of variable interest entities (including some special purposes entities). This interpretation is applicable to the Company for the quarter ending December 31, 2004. The Company is in the process of evaluating the impact of FIN No. 46 on its financial condition, results of operations, and cash flow and currently believes that the assets placed in trust for cemetery perpetual are and pre-need contracts and related earnings will be consolidated as fair value on the Company's consolidated balance sheet as an asset and corresponding liability. The Company believes the consolidation of the trust funds will have an effect on certain components of its statement of cash flows. Upon consolidation, proceeds from the sale of trust assets and purchases of trust assets will be shown as separate components of cash flows from investing activities.


2. INVENTORIES

Production inventories consisted of the following:

                                                 2004        2003

Finished goods                               $693,395    $616,234
Work-in-process                             1,607,184     887,450
Raw materials and trucks in stock           2,189,218   2,735,884
                                           ----------  ----------
                                           $4,489,797  $4,239,568
                                           ==========  ==========

Inventories of cemetery and mausoleum space available for sale consisted of the following:

                                                 2004        2003

Cemetery space                               $450,984    $456,753
Mausoleum space                               137,951     138,778
                                             --------   ---------
                                             $588,935    $595,531
                                             ========   =========


3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                 2004        2003

Land                                         $450,000    $450,000
Land improvements                             902,976     825,719
Building and improvements                   2,070,658   1,909,575
Vehicles                                      433,467     980,830
Equipment                                   1,774,674   1,172,578
                                           ----------  ----------
                                           $5,631,775  $5,338,702
                                           ==========  ==========

Depreciation charged to operations was $306,168 in 2004 and $300,220 in 2003.


4. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                                 2004        2003

Salaries and payroll taxes                   $322,861    $225,007
Perpetual care trust funds                          -     102,442
Customer deposits                              29,126      91,725
Marker and inscription costs                   37,075      97,249
Interest                                       24,150      35,400
Environmental costs                                 -       5,982
Other                                          84,628      95,732
                                             --------    --------
                                             $497,840    $653,537
                                             ========    ========


5. NOTES PAYABLE - BANK

     The Company has a $2,500,000 line-of-credit of which $875,000 was unused and $729,276 was available at June 30, 2004. Advances on the line-of-credit are based on 80% of eligible accounts receivable, plus 75% of the eligible truck, and finished goods inventory, plus 50% of the eligible raw materials inventory. Interest is payable monthly at the greater of 5.0% or the bank's reference rate plus .75%. The note matures December 5, 2004, and is secured by the assets of the Company's wholly-owned subsidiary, Stinar HG, Inc., and by assignment of a life insurance policy on the CEO. The line of credit is supported by a loan agreement which provides for certain restrictive covenants including maintenance of various financial ratios.


6. PAYABLE TO FINANCE COMPANY

     A finance company finances a subsidiary's inventory chassis purchases, which are used in the production of aviation ground support equipment. At June 30, 2004, $2,295,504 was outstanding with interest at 5.8% beginning 90 days after purchase. The financing is secured by chassis inventory and personally guaranteed by CEO.


7. LONG-TERM DEBT

   Long-term debt consisted of the following:

                                                 2004        2003
Note payable - bank, payable in monthly      $574,057    $631,948
installments of $7,397, including
interest at 5.75%, maturing June 2007,
secured by the common stock of Oakridge
Cemeteries, a wholly-owned subsidiary.

Note payable - finance company, payable        20,323      29,263
in monthly installments of $735,
including interest at 3.9%. The note is
secured by equipment and matures
November 2006.

Note payable - bank, payable in monthly
installments of $8,917, including
interest at the bank's reference rate
plus .75%.  The note is secured by all
the assets of Stinar HG, Inc., and
matures November 2004.                        401,865     487,062

Contracts for deed, payable in monthly      1,209,538   1,226,193
installments of $8,264 and $1,503,
including interest at 8.25%, maturing
with balloon payments in June 2005,
secured by certain property.

Long-term debt before debentures            2,205,783   2,374,466

Convertible subordinated debentures - 9%            -     100,000
interest due annually each December 31,
convertible into one common share at a
conversion price equal to 75% of the
mean between the average closing "bid"
and "ask" price on each of the five
trading days prior to the conversion
date, payable in annual installments of
$200,000 commencing June 2001, 2002 and
2003, with the final $100,000 payment
due in June 2004, unsecured, redeemable
by the Company with ten days written
notice.

Convertible subordinated debentures - 9% 520,000 520,000 interest due annually each December 31, convertible into one common share for
each $2.00 of principal, maturing in
July 2006, unsecured, of which $270,000
of the debentures are issued to officers
of the Company.
                                           ----------  ----------
                                            2,725,783   2,994,466
Less current maturities                     1,672,531   (260,588)
                                           ----------  ----------
                                           $1,053,252  $2,733,878
                                           ==========  ==========



Future maturities of long-term debt are as follows:

2005                                        $1,672,531
2006                                            69,124
2007                                           984,128
2008                                                 -
                                            ----------
                                            $2,725,783
                                            ==========

Upon termination of the revolving line-of-credit, the bank notes payable become due on demand.


8. ENVIRONMENTAL COSTS

     In 1995, the Company commissioned an engineering study of its Cemetery operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor. A total of approximately $278,708 has been spent in prior years and 2004 for remediating conditions at the Cemetery operations. In fiscal year 1997, the Company was notified by the Illinois Environmental Protection Agency that the environmental work conducted at the Cemetery operations may not have been in full compliance with its guidelines. During 2004, the Company spent $34,172 in expenses for EPA consultants to submit a plan to the Illinois EPA for approval and seek reimbursement. The Company was able to file for reimbursement from the Leaking Underground Storage Tank Fund due to the work being completed and Illinois EPA giving its approval. Accordingly, the Company received $142,545. No environmental expenditures have been capitalized.


9. INCOME TAX BENEFIT

The income tax benefit is comprised of the following:

                                                      2004             2003

Current tax expense (benefit):
 Federal                                      $         -        $(103,000)
 State                                               1,000           2,000
                                                ----------       ----------
Total current                                        1,000        (101,000)
                                                ----------       ----------
Deferred tax (benefit):
 Federal                                           (11,000)        (39,000)
 State                                              (2,000)         (7,000)
                                                ----------       ----------
Total deferred                                     (13,000)        (46,000)
                                                ----------       ----------
Total credit for income taxes                    $(12,000)       $(147,000)
                                                ==========       ==========


Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to the deferred tax liabilities and assets are as follows.

                                               2004         2003

Deferred tax assets:
   Inventory                                $52,000      $50,000
   Vacation                                  61,000       57,000
   Tax credit carryforwards                  25,000       25,000
   Net operating loss carryforwards          93,000       29,000
   Other                                     64,000       22,000
                                            -------       ------
Gross deferred tax asset                    295,000      183,000
                                            -------      -------
Deferred tax liabilities:
   Property and equipment                   (93,000)    (47,000)
   Prepaid commissions                      (17,000)           -
                                           --------      -------
Gross deferred tax liability               (110,000)    (47,000)
                                           --------      -------
Net deferred tax asset                     $185,000     $136,000
                                           ========     ========


The provision for income taxes varies from the amount of income tax determined by applying the applicable federal statutory income taxes to pretax income as a result of the following differences:

                                                 2004        2003

Statutory U.S. federal tax rate                 34.0%       34.0%
State taxes, net of federal benefit             3.4          3.0
Other                                           2.8          1.7
                                                -----       -----
                                                40.2%       38.7%
                                                =====       =====

     The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 2004 and 2003:

                                                2004        2003
Total deferred income tax assets, no
valuation allowance considered necessary    $295,000    $183,000
Total deferred income tax liabilities       (110,000)    (47,000)
                                            --------    --------
Net deferred tax asset                      $185,000    $136,000
                                            ========    ========

     The Company has federal and state net operating loss carryforwards of approximately $200,000 and $2,000,000, respectively, which begin to expire in 2023 and 2007, respectively.


10.  OTHER RELATED PARTY TRANSACTIONS

     Amounts paid for compliance services to entities related to the chief executive officer were $17,420 in 2004 and $21,447 in 2003.


11.     BENEFIT PLANS

     Certain subsidiaries of the Company participate in a multi-employer union administered defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $20,736 in 2004 and $33,264 in 2003.


12.  STOCK OPTIONS

     On September 1, 1998, the Board of Directors approved a Stock Incentive Awards Plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the Plan, individuals are eligible based on the judgment of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Plan has authorized the issuance of 175,000 shares of common stock under the Plan; there were no grants shares issued in 2004 and 2003, and at June 30, 2004, 165,000 shares were available for future grants.

Shares subject to option are summarized as follows:

                                    Employee Stock       Weighted
                                           Options        Average
                                                   Exercise Price

Balance, June 30, 2002                      19,500          $1.48

Options canceled                           (9,500)        $(1.34)
                                            ------
Balance, June 30, 2003                      10,000          $1.63

Balance, June 30, 2004                      10,000          $1.63
                                            ======

Options exercisable at:
June 30, 2003                               10,000          $1.63
June 30, 2004                               10,000          $1.63


Information regarding options outstanding at June 30, 2004, is as follows:

  Type of Option     Number    Exercise     Weighted    Weighted
                       of     Price Range   Average     Average
                    Options                 Exercise   Remaining
                                             Price    Contractual
                                                          Life

Employee Stock
Options               10,000   $1.25-$2.00     $1.63      7 Years


     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its options. Had compensation cost been recognized based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," there would have been no effect on net loss and basic and diluted earnings per share in 2004 and 2003.


13.  EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following table reconciles the income and shares of the basic and diluted earnings per share computations:

                                       2004                                2003
                          Loss        Shares     Per-Share    Loss       Shares      Per-Share
                       (Numerator)(Denominator)   Amount   (Numerator)(Denominator)   Amount
                       ----------  ------------   -------  ---------- ------------    -------
BASIC EPS
Loss available to
common shareholders     $(17,816)     1,431,503    $(0.01) $(232,027)     1,431,503    $(0.16)

EFFECT OF DILUTIVE
SECURITIES
Employee stock options
and convertible
debentures                      -             -                     -             -
                         ---------   -----------    ------- ----------    ----------     ------
DILUTED EPS
Loss available to
common shareholders
plus assumed
conversions             $(17,816)     1,431,503    $(0.01) $(232,027)     1,431,503    $(0.16)
                        =========    ==========    ======= ==========     =========    =======

ANTIDILUTIVE
SECURITIES
Employee stock options
and convertible
debentures                             270,000                              650,952
                                       =======                              =======



14.  SEGMENT INFORMATION

     The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant account policies. The Company evaluates performance based on profit or loss from operations before income taxes. Financial information by industry segment as of and for the years ended June 30, 2004 and 2003, is summarized as follows:

                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2004                               ----------- ------------   -----------

Net sales - external                $2,429,014  $12,110,222   $14,539,236
Depreciation and Amortization          139,642      166,099       305,741
Interest expense                           960      196,482       197,442
Segment operating profit               189,597       27,394       216,991
Segment assets                       4,555,870    7,821,987    12,375,857
Expenditures for segment fixed
assets                                 227,766      129,657       357,423
Income tax expense                      76,000       11,000        87,000




                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2003                               ----------- ------------   -----------

Net sales - external                $2,796,424   $7,478,572   $10,274,996
Depreciation and Amortization          124,972      174,900       299,872
Interest expense                         2,552      193,502       196,053
Segment operating profit (loss)        437,402    (419,784)        17,618
Segment assets                       4,423,673    7,792,931    12,216,604
Expenditures for segment fixed
assets                                  96,591       29,638       126,229
Income tax expense (benefit)           135,000    (154,000)      (19,000)





Reconciliation of segment profit to consolidated income before income taxes is as follows:


                                                    2004          2003
                                              ----------    ----------
Total profit for reportable segments            $216,991       $17,618
Unallocated amounts:
Interest expense                                (83,194)     (105,740)
Other corporate expenses                       (165,744)     (293,879)
Other corporate income                             2,131         2,974
                                              ----------    ----------
                                                (29,816)    $(379,027)
                                              ==========    ==========



Reconciliation of segment assets to consolidated assets is as follows:


                                                    2004          2003
                                              ----------    ----------
Total segment assets                         $12,375,857   $12,216,604
Other assets                                     233,316       419,867
Elimination of receivable from holding       (2,108,924)   (2,038,211)
company
Segment deferred tax liability                 (114,000)             -
                                              ----------    ----------
Total assets                                 $10,386,249   $10,598,260
                                              ==========    ==========


Segment profit represents segment revenues less directly related operating expenditures of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.


15.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 2004, and the methods and assumptions used to estimate such fair values, were as follows:

Cash and cash equivalents - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

Long-term debt and other notes payable - fair value is estimated using discounted cash flow analysis, based on the interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. At June 30, 2004 and 2003, the fair value approximated the carrying value.


16.  RESEARCH AND DEVELOPMENT

Research and development expenses charged to operations were $100 in 2004 and $938 in 2003.




                                EXHIBIT 31

                         RULE 13a-14(a)/15d-14(a)
                              CERTIFICATIONS

                          Chief Executive Officer
                          Chief Financial Officer


I, Robert C. Harvey, certify that:

     1. I have reviewed this annual report on Form 10-KSB of Oakridge Holdings, Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and I have:

          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c) disclosed in this report any change in the registrant's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

     5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Dated:  September 27, 2004

By /s/ ROBERT C. HARVEY

Robert C. Harvey
President, Chief Executive Officer
Chief Financial Officer
Chairman of the Board of Directors




                                EXHIBIT 32

                        SECTION 1350 CERTIFICATIONS


     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Oakridge Holdings, Inc.


Dated: September 27, 2004

By /s/ ROBERT C. HARVEY

Robert C. Harvey
President, Chief Executive Officer
Chief Financial Officer
Chairman of the Board of Directors